Exhibit 99.11

[Allegheny Valley Bancorp, Inc. Letterhead]

___________, 201__

Dear Valued Shareholder:

Enclosed with this letter please find the shareholder materials, including the joint proxy statement/prospectus and proxy card, relating to the proposed merger between Allegheny Valley Bancorp, Inc. (“Allegheny”) and Standard Financial Corp. (“Standard”) for Allegheny’s special meeting of shareholders to be held on [•], 2017. As previously announced, on August 29, 2016, the boards of directors of Allegheny and Standard unanimously approved a merger of equals through the merger of Allegheny with and into Standard that will result in a combined community banking franchise with total assets of nearly $1.0 billion and 17 branches located throughout Southwestern Pennsylvania and Western Maryland. The parent holding company will be re-branded as “Standard AVB Financial Corp”, combining both companies’ great names.

At the bank level, Allegheny Valley Bank of Pittsburgh will merge with and into Standard Bank. The “Standard Bank” name will be used going forward as Standard Bank presents a more general name for the combined market area and future expansion, which will eventually lead beyond the Allegheny Valley Region. A new logo for the merged bank has been developed that primarily reflects the Allegheny Valley Bank of Pittsburgh logo in order to provide Allegheny Valley Bank of Pittsburgh’s customers with a sense of familiarity.

The reasons Allegheny is recommending shareholders approve the merger include:

•	this is a combination of two storied Pittsburgh banking franchises with complementary visions and missions;
•	this is a true merger of equals partnership that leverages the best of both companies;
•	the increased scale will enable a more efficient operation and broadened customer base;
•	the companies have similar community banking cultures which will benefit customers, communities, and employees;
•	as a provision of the merger, the new combined parent holding company will continue to pay a cash dividend that, adjusted for the merger exchange ratio, provides Allegheny shareholders with the same economic value of Allegheny’s current annual cash dividend of $1.84 per share;
•	the combined company will be poised to create significant value for shareholders including:
o	Earnings Per Share growth projected to be higher than what we could have earned on our own,
o	the scale achieved from our increased size should permit us to generate earnings growth at a higher rate than we could do so on an independent basis,

o	immediately accretive to Book Value Per Share, and
o	immediately accretive to Tangible Book Value Per Share

•	the combined bank will have a much larger capital base from which to grow and expand our community banking foothold in the Pittsburgh market;
•	for those investors who may wish to either purchase or sell shares of our stock going forward, we anticipate that there will be greater trading volume (i.e. liquidity) to make such transaction more efficient;
•	Standard and Allegheny believe the prospects for long-term growth will be sufficient to overcome the costs arising from the merger;
•	our Board of Directors and Senior Management will play a significant role in the combined company; and
•	since the two companies serve markets that are geographically complementary, the combined entity will have a more diverse market concentration than either of the two companies on their own.

The joint proxy statement/prospectus and other materials contains the legal description of the transaction, certain legal and financial information regarding both Allegheny, Standard, and the resulting combined company as well as the material terms of the merger agreement. Pursuant to the merger agreement, Allegheny shareholders will receive 2.083 shares of Standard common stock for each share of Allegheny common stock they own in a transaction structured to qualify as a tax-free reorganization under the Internal Revenue Code.

In order to complete the combination, among other conditions, the shareholders of both Allegheny and Standard must approve and adopt the merger agreement and the transactions in connection therewith. Allegheny’s Board of Directors unanimously recommends that you vote “FOR” the approval and adoption of the merger agreement.

Shareholders of record of the Allegheny common stock of at the close of business on [•] are entitled to vote at the Allegheny special meeting and any adjournment or postponement of the special meeting.

Your vote is important regardless of the number of shares you own. Allegheny cannot complete the merger unless the merger agreement is approved and adopted by the affirmative vote of the holders of at least 70% of the outstanding shares of Allegheny common stock. If an Allegheny shareholder does not vote by proxy or by attending the Allegheny special meeting of shareholders and voting in person, it will have the same effect as voting against the merger.

Whether or not you plan to attend the special meeting, the Allegheny board of directors urges you to submit your proxy as soon as possible, either by following the internet and telephone instructions included in the attached materials or by completing, signing, dating, and returning the enclosed proxy in the enclosed postage-paid envelope. Submitting your proxy will not prevent you from voting in person at the special meeting, but it will assure that your vote is counted if you are unable to attend. If you are a shareholder whose shares are registered in street name, you will need to follow the instructions provided by your broker, and you will need additional documentation from your broker in order to vote in person at the special meeting.

The information provided in this letter is qualified in its entirety to the enclosed joint proxy statement/prospectus dated ____________.

If you have any questions, please contact us at (412) 781-0318.

Sincerely,

Andrew W. Hasley
President and Chief Executive Officer

Gregory J. Saxon
Chairman of the Board